Date      16 May 2001
Number    45/01

BHP Welcomes Billiton Vote

The BHP Board of Directors today welcomed the result of the Billiton shareholders'vote on the proposed DLC merger with BHP. All resolutions were passed by Billiton shareholders.

BHP Chairman Don Argus said: "We are pleased with the support shown by Billiton shareholders and look forward to the BHP Extraordinary General Meeting (EGM) on Friday where our shareholders will have the opportunity to play their part in the creation of the world's leading diversified resources group."

The implementation of the proposed DLC merger is subject to the outcome of the BHP EGM and receipt of all necessary regulatory approvals.

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS

Andrew Nairn
Senior Business Analyst
Ph: 61 3 9609 3952
Mob 61 408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625